SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

QLT INC.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

746927102

(CUSIP Number)

Auxilium Pharmaceuticals, Inc.

640 Lee Road

Chesterbrook, PA 19087

Attn: Andrew I. Koven

(484) 321-5900

Copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn: Paul T. Schnell, Esq.

Thomas W. Greenberg, Esq.

(212) 735-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746927102

1	Name of Reporting Person I.R.S. Identification No. of Above Person Auxilium Pharmaceuticals, Inc. 23-3016883

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,434,436 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,434,436 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,434,436 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.2% (1)

14	Type of Reporting Person CO

(1)

Beneficial ownership of approximately 32.2% of outstanding Shares (as defined herein) is being reported hereunder solely because Auxilium Pharmaceuticals, Inc. (“Auxilium”) may be deemed to have beneficial ownership of such shares as a result of entering into the Voting Agreements (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Auxilium that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.   The calculation of the approximately 32.2% beneficial ownership is based on (i) 16,434,436 Shares beneficially owned by the shareholders that are party to the Voting Agreements as of June 25, 2014, and (ii) 51,081,878 Shares outstanding as of June 25, 2014 (as represented by QLT Inc. in the Merger Agreement referred to in this Schedule 13D).

SCHEDULE 13D

Introductory Note

This Schedule 13D (this “Statement”) is being filed as an original filing with the Securities and Exchange Commission (the “SEC”) by Auxilium Pharmaceuticals, Inc., a Delaware corporation (“Auxilium”), in connection with certain Voting Agreements, each dated as of June 25, 2014 (the “Voting Agreements”), by and between Auxilium and Axial Capital Management, LLC, Kingstown Capital Partners, LLC and Visium Balanced Master Fund, Ltd. (each a “Shareholder” and collectively, the “Shareholders”) of QLT Inc. (“QLT”).  The Voting Agreements were entered into in connection with the signing of an Agreement and Plan of Merger, dated as of June 25, 2014 (the “Merger Agreement”), by and among Auxilium, QLT, QLT Holding Corp., a Delaware corporation and wholly owned subsidiary of QLT (“HoldCo”), and QLT Acquisition Corp., a Delaware corporation and wholly owned subsidiary of HoldCo (“AcquireCo”).  Pursuant to the Merger Agreement, AcquireCo will merge with and into Auxilium (the “Merger”).  As a result of the Merger, the separate corporate existence of AcquireCo will cease and Auxilium will continue as the surviving corporation.

Item 1.                                 Security and Issuer

This Statement relates to common shares, no par value, of QLT (the “Shares”).  The name of the issuer is QLT Inc.  The principal executive offices of QLT are located at  250-887 Great Northern Way, Vancouver, B.C., Canada V5T 4T5.

Item 2.                                 Identity and Background

(a) – (c), (f) This Statement is being filed by Auxilium.

Auxilium is a corporation organized under the laws of the state of Delaware.  Auxilium is a publicly listed, fully integrated specialty biopharmaceutical company.  The address of the principal executive offices of Auxilium is 640 Lee Road, Chesterbrook, PA 19087.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Auxilium are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, Auxilium has not, and to the best knowledge of Auxilium, none of the persons listed on Schedule A hereto has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, as an inducement for Auxilium to enter into the Merger Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreements with Auxilium pursuant to which each Shareholder agreed to vote all of its Shares and any other shares of capital stock of QLT owned, beneficially or of record, as set forth in Schedule A of each Voting Agreement (its “Owned Securities”) in favor of the approval of the Merger, pursuant to which the shares of Auxilium will be converted into the right to receive common shares of QLT (such transactions, together with any other transaction contemplated by the Merger Agreement, the “Transaction”).  The Shares to which this Statement relates have not been purchased by Auxilium, and thus no funds have been used for such purpose.  Other than the consideration to be paid by Auxilium pursuant to the Merger Agreement in accordance with the terms and conditions of the Merger Agreement, Auxilium has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.                                 Purpose of the Transaction

(a) – (j)

Merger Agreement

As set forth in the Introductory Note, on June 25, 2014, QLT, Auxilium, HoldCo and AcquireCo entered into the Merger Agreement (attached hereto as Exhibit 99.4 and incorporated by reference herein).  The Merger Agreement provides for the merger of  AcquireCo with and into Auxilium, with Auxilium surviving the Merger as a wholly owned indirect subsidiary of QLT, on the terms and subject to the conditions set forth in the Merger Agreement.  Upon consummation of the Merger, the shares of Auxilium’s common stock will be converted into Shares based on the Equity Exchange Ratio (as defined in the Merger Agreement).

Consummation of the Merger is subject to certain conditions, including receipt of regulatory approvals in the U.S. and Canada, if necessary, the approval of Auxilium’s and QLT’s shareholders, consents under Auxilium’s senior secured credit facility required as a result of the Merger or, in lieu of such consents, the refinancing of such facility, receipt of an opinion of counsel to Auxilium that QLT after giving effect to the Merger should not be treated as a U.S. domestic corporation for U.S. federal income tax purposes, provided that such opinion may only take into account the law in effect on the earlier of the date of the Merger and October 31, 2014, and other negotiated closing conditions.

A description of the Merger and the Merger Agreement can be found in Auxilium’s Current Report on Form 8-K filed with the SEC on June 26, 2014, which description is incorporated herein by reference.

Voting Agreements

As an inducement for Auxilium to enter into the Merger Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreements (attached hereto as Exhibits 99.1 – 99.3 and incorporated by reference herein) with Auxilium.  Pursuant to the Voting Agreements, each of the Shareholders has agreed, at any meeting of the shareholders of QLT, however called, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of QLT or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of QLT is sought, to vote (or cause to be voted)  all of such Shareholder’s Owned Securities: (a) in favor of the approval of the Transaction, including without limitation in favor of approval of the QLT Shareholder Resolution (as defined in the Merger Agreement), and any actions required in furtherance thereof; and (b) against the following actions (other than the issuance of Shares in connection with the Merger): (i) any acquisition proposal or merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction involving QLT, other than the Transaction (an “Alternative Transaction”); (ii) any reorganization, recapitalization, dissolution, liquidation or winding up of QLT or any of its subsidiaries; (iii) any amendment of QLT’s notice of articles or articles that would reasonably be regarded as being directed towards or likely to prevent, delay or impede the consummation of the Transaction; (iv) any action or transaction that would result in a breach of any representation, warranty, covenant or agreement of QLT under the Merger Agreement; or (v) any other action or transaction that would reasonably be regarded as being directed towards or likely to prevent, delay or impede the consummation of the Transaction.

Each Shareholder also agreed, among other things, subject to certain exceptions, not to (i) directly or indirectly, sell, transfer, tender, pledge, hedge, encumber, gift, assign or otherwise dispose or exchange any of its Owned Securities or enter into any contract, option, agreement, arrangement or understanding (including any profit sharing agreement) in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement); (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of such Shareholder’s Owned

Securities or (iii) deposit any of such Shareholder’s Owned Securities into a voting trust or enter into a voting agreement with respect to any of such Shareholder’s Owned Securities; provided that, the Shareholder may transfer Shares to another Shareholder or to a corporation or other entity wholly owned or controlled by a Shareholder or an Affiliate of a Shareholder, provided that (1) such transfer shall not relieve or release the Shareholder of or from its obligations under such Voting Agreement, including, without limitation the obligation of the Shareholder to vote or cause to be voted all its Owned Securities in favor of the Transaction, (2) prompt written notice of such transfer is provided to Auxilium, (3) the transferee agrees to be bound by the terms of the Voting Agreement pursuant to documentation approved in writing by Auxilium in advance of such transfer and (4) the transferee continues to be a QLT Shareholder or a corporation or other entity wholly owned or controlled by a Shareholder or an Affiliate of a QLT Shareholder, at all times prior to the Merger Effective Time (as defined in the Merger Agreement).

The Voting Agreements and the limited proxies granted thereunder terminate and none of Auxilium or any Shareholder shall have any rights or obligations under each Voting Agreement upon the earlier of (i) the consummation of the Transaction or (ii) the termination of the Merger Agreement.  Each Voting Agreement may be terminated by Auxilium or the Shareholder (a) at any time prior to the Merger Effective Time, by the mutual agreement of the parties; (b) by the Shareholder, if the Merger Effective Time has not occurred by December 31, 2014 or (c) by the Shareholder, if the Merger Agreement is amended by the parties thereto in a manner that results in an increase in the Equity Exchange Ratio (as defined in the Merger Agreement).

The cover page of this Schedule 13D refers to 16,434,436 Shares beneficially owned by Auxilium with shared voting power and shared dispositive power, representing approximately 32.2% of the total outstanding Shares based on 51,081,878 Shares reported outstanding as of June 25, 2014 (as represented by QLT in the Merger Agreement).  However, such percentage and number of Shares may change at or prior to the time of the applicable vote.

The references to, and descriptions of, the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreements or the Merger Agreement, neither Auxilium nor, to the knowledge of Auxilium, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

(a)           Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as a result of entering into the Voting Agreements, Auxilium may be deemed to have beneficial ownership of 16,434,436 Shares, constituting approximately 32.2% of the 51,081,878 Shares outstanding as of June 25, 2014 (as represented by QLT in the Merger Agreement).  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Auxilium that it is the beneficial owner of any of the Shares referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  To Auxilium’s knowledge, no Shares are beneficially owned by any of the persons listed on Schedule A.

(b)           As a result of entering into the Voting Agreements, Auxilium may be deemed to have shared power to vote 16,434,436 Shares held by the Shareholders.

(c)           Except for the Voting Agreements, the Merger Agreement, and the transactions contemplated by those agreements, neither Auxilium nor, to Auxilium’s knowledge, any person named on Schedule A has effected any transaction in the Shares during the past 60 days.

(d)           To Auxilium’s knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, other than the Shareholder.

(e)           Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in response to this Item 6, to Auxilium’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 and between such persons and any person with respect to any securities of QLT, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits
99.1	Voting Agreement, dated as of June 25, 2014, between Auxilium and Axial Capital Management, LLC.

99.2	Voting Agreement, dated as of June 25, 2014, between Auxilium and Kingstown Capital Partners, LLC.

99.3	Voting Agreement, dated as of June 25, 2014, between Auxilium and Visium Balanced Master Fund, Ltd.

99.4

Agreement and Plan of Merger, dated as of June 25, 2014, among Auxilium, QLT, HoldCo and AcquireCo (incorporated by reference to Exhibit 2.1 to Auxilium’s Current Report on Form 8-K, filed on June 26, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 7, 2014	AUXILIUM PHARMACEUTICALS, INC.

	By:	/s/ Andrew I. Koven
	Name:	Andrew I. Koven
	Title:	Chief Administrative Officer & General Counsel

SCHEDULE A

Directors and Executive Officers of Auxilium Pharmaceuticals, Inc.

The following table sets forth the name and present principal occupation or employment, and country of citizenship of each of the directors and executive officers of Auxilium. All directors and executive officers listed below are citizens of the United States.  The present business address for each director and officer is c/o Auxilium Pharmaceuticals, Inc., 640 Lee Road, Chesterbrook, PA 19087.

Board of Directors

Name	Present Principal Occupation or Employment	Citizenship
Rolf A. Classon	Chairman of the Board of Directors of Hill-Rom Corporation, Chairman of the Board of Directors of Tecan Group Ltd., Director of Fresenius Medical Care	Sweden
Adrian Adams	Chief Executive Officer, President and Director of Auxilium, Chairman of the Board of Directors of AcelRX Pharmaceuticals, Inc.	United States
Peter Brandt	Director of Rexahn Pharmaceuticals, Inc.	United States
Oliver S. Fetzer, Ph.D.	President, Chief Executive Officer and Director of Cerulean Pharma Inc., and Director of Tecan Group Ltd.	United States
Paul A. Friedman, M.D.	Director of Gliknik, Inc., Durata Therapeutics, Inc. and Incyte Corporation.	United States
Nancy S. Lurker	Chief Executive Officer and Director of PDI, Inc., and Director of Mallinckrodt plc.	United States
William T. McKee	Director of Cerulean Pharma, Inc. and Agile Therapeutics, Inc.., owner of MBLC Associates, LLC	United States
Executive Officers
Adrian Adams	Chief Executive Officer, President and Director	United States
James E. Fickenscher	Chief Financial Officer	United States
Andrew I. Koven	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary	United States
Benjamin J. Del Tito, Jr., Ph.D.	Executive Vice President, Regulatory Affairs and Project Management	United States
Alan J. Wills	Executive Vice President, Corporate Development	United States
Mark A. Glickman	Executive Vice President, Sales and Marketing	United States
James P. Tursi, M.D.	Chief Medical Officer	United States
Jennifer L. Armstrong	Senior Vice President, Human Resources	United States
Elizabeth V. Jobes	Senior Vice President, Chief Compliance Officer	United States

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Voting Agreement, dated as of June 25, 2014, between Auxilium and Axial Capital Management, LLC.

99.2	Voting Agreement, dated as of June 25, 2014, between Auxilium and Kingstown Capital Partners, LLC.

99.3	Voting Agreement, dated as of June 25, 2014, between Auxilium and Visium Balanced Master Fund, Ltd.

99.4

Agreement and Plan of Merger, dated as of June 25, 2014, among Auxilium, QLT, HoldCo and AcquireCo (incorporated by reference to Exhibit 2.1 to Auxilium’s Current Report on Form 8-K, filed on June 26, 2014).